IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WHITE MARBLE LLC, a limited

liability company organized in

Delaware and beneficially owned

By Dr. Xiaodi Hou, and WHITE

MARBLE INTERNAITONAL

LIMITED, a company incorporated in

Samoa and beneficially owned by Dr.

Xiaodi Hou,,

Plaintiffs,

v.

MO CHEN and TUSIMPLE

Holdings, Inc.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2024-1208-PAF

STATUS QUO ORDER

WHEREAS, plaintiffs White Marble LLC and White Marble International Limited (together, the “White Marble Entities”), both of which are beneficially owned by Dr. Xiaodi Hou (“Dr. Hou”), initiated the above captioned action (the “Action”) on November 22, 2024;

WHEREAS, through the White Marble Entities and other asserted trusts, Dr. Hou holds approximately 29.7% of the total stockholder voting power of defendant TuSimple Holdings, Inc. (“TuSimple” or the “Company”);

WHEREAS, in the Action, as more fully set forth in the Verified Complaint, the White Marble Entities contend that a Voting Agreement executed by the White Marble Entities and Mo Chen (“Mr. Chen”) on November 9, 2022, stating that the White Marble Entities and their assignees and transferees (including the trusts referenced above) are required to vote their shares as directed by Mr. Chen, is inoperable and ineffective, and that the White Marble Entities are entitled to control how their shares are voted, including at the Company’s 2024 annual meeting of stockholders (the “Annual Meeting”), currently scheduled for December 20, 2024;

WHEREAS, at the Annual Meeting, the proposals on which stockholders are scheduled to vote include (i) election of the Company’s proposed slate of six directors (the “Board Election”), and (ii) amendment of the Company’s Articles of Incorporation and Bylaws to create a classified board and eliminate stockholders’ ability to remove directors without cause (the “Governance Changes”); and

WHEREAS, Dr. Hou opposes the Board Election and the Governance Changes, and desires and has caused the White Marble Entities’ shares to be voted against those proposals; and

NOW, THEREFORE, IT IS HEREBY ORDERED, this 13th day of December, 2024, as follows:

1. Trial will be held in the Action in the first quarter of 2025.

2. This Order shall remain in effect until the earlier of (i) a final, unappealable decision from this Court on the merits, whether post-trial or upon any pre-trial motions, or (ii) the Court enters a superseding order.

3. Unless and until otherwise ordered by the Court, and subject to the provisions ofthis Order, following the Annual Meeting, the business and affairs of the Company shall be managed by and under the direction of the directors elected pursuant to the Board Election.

4. The Company shall hold the vote on the Governance Changes, and, if approved at the Annual Meeting, shall be able to amend, modify, or repeal any provision of the Company’s Articles of Incorporation or Bylaws, pending resolution of the Action in order to implement those changes.

a. If the Governance Changes are approved at the Annual Meeting (without including the shares of the White Marble Entities and their assignees and transferees) and the Court determines in the Action that the White Marble Entities, not Mr. Chen, control how the White Marble Entities’ shares are voted, approval of the Governance Changes and any corresponding amendment of or modifications to the Company’s Articles of Incorporation or Bylaws to implement the Governance Changes will stand; but the Company will conduct a special meeting of stockholders solely to vote on whether to undo the Governance Changes, and the proxy statement for the new meeting will include disclosures reflecting the judicial determination of the White Marble Entities’ control of the voting of their shares and the corresponding effect of that judicial determination on the voting power controlled by Mr. Chen. The Court will retain jurisdiction over the enforcement of this Paragraph 4(a).

b. If the Court determines in the Action that Mr. Chen, not the White Marble Entities, control how the White Marble Entities’ shares are voted, then the White Marble Entities’ shares shall be deemed to have been voted in favor of the Governance Changes and the vote on the Governance Changes at the Annual Meeting (after giving effect to such voting of the White Marble Entities’ shares in favor of the Governance Changes) shall stand.

5. While this Order is in effect, pursuant to Paragraph 2 herein, the Company shall not take, nor shall Mr. Chen cause or direct any Company personnel to take, the following actions without (i) approval of the special committee, consisting of directors Albert Schultz and Zhen Tao, formed by the Company in connection with the Action, and (ii) 10 business days’ advance written notice to the Court and the White Marble Entities, through their undersigned counsel:

a. Approving, consenting to, or consummating any merger or acquisition of the Company or Company subsidiaries (including by way of sale of assets) with value greater than 10% of the Company’s assets, as reflected on the Company’s most recent balance sheet prior to the entry of this Order.

b. Except as provided in Paragraph 4, amending, modifying, or repealing any provision of the Company’s Articles of Incorporation or Bylaws that affect stockholder voting rights.

c. Transferring cash, cash equivalents, or short-term investments exceeding US$15M per month to the Company’s mainland China operations through the first quarter of 2025.

6. The restrictions imposed in Paragraph 5 may be waived on a case-by case basis by written agreement of the parties to the Action. The parties shall notify the Court of any waiver(s) to the application of this Order by providing the Court with the written waiver(s) of the restriction(s). The Court may also modify the restrictions of this Order upon request of any party for good cause shown.

7. The Company is further restricted from taking, and Mr. Chen is restricted from causing the Company to take, any corporate action requiring a stockholder vote - including any sale, lease, or exchange of all or substantially all of the Company’s property and assets without first giving the Court and the White Marble Entities, through their undersigned counsel, at least 10 business days’ advance written notice.

8. Except for purposes of participation in voting at the Annual Meeting, the shares at issue in the Action, which represent approximately 29.7% of the total stockholder voting power of the Company, will not be voted by either the White Marble Entities (or any assignee and transferee, including the trusts referenced above) or Mr. Chen while this Order remains in effect pursuant to Paragraph 2 herein.

9. Except as agreed herein, the parties reserve and do not waive or relinquish any rights, including rights to confirm, contest, rescind, or void actions by the Company, following the Court’s resolution of the Voting Agreement dispute in the Action.

/s/ Paul A. Fioravanti, Jr
Vice Chancellor